Exhibit 99.1

Grant of Share Options under Share Option Scheme and Awards under

Long Term Incentive Plan

Hong Kong, Shanghai, & Florham Park, NJ: Thursday, September 2, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) announces that on September 1, 2021, it granted share options under the Share Option Scheme adopted by HUTCHMED in 2015 as refreshed in April 2020 (the “Share Option Scheme”) and conditional awards (“LTIP Awards”) under the Long Term Incentive Plan adopted by HUTCHMED in 2015 (“LTIP”).

Aimed at attracting and retaining top talent, the Remuneration Committee of HUTCHMED appointed an independent advisor to conduct a compensation benchmarking research on peer group U.S. and China biotech companies.  The Remuneration Committee comprehensively reviewed the compensation and share-based incentives policies of HUTCHMED and its subsidiaries (the “Group”) and established an attractive policy to ensure the Group is able to recruit and retain top talent. Vesting of share-based awards under the policy is in line with that peer group.

HUTCHMED granted share options under its Share Option Scheme to 18 employees to subscribe for a total of 1,086,000 Ordinary Shares represented by 217,200 American Depositary Shares (“ADSs”, each equating to five Ordinary Shares) subject to the acceptance of the grantee.  Details of such share options granted prescribed are as follows:

Date of grant	:	September 1, 2021
Exercise price of share options granted	:

US$39.74 per ADS (equivalent to HK$62.00 per Ordinary Share at the conversion rate HK$7.8=US$1) (such exercise price has been determined by reference to the price of the Ordinary Shares on The Stock Exchange of Hong Kong Limited (“HKEX”))

Number of share options granted	:	1,086,000 represented by 217,200 ADSs (five share options shall entitle the holder thereof to subscribe for one ADS)
Closing market price of ordinary shares at HKEX on the date of grant	:	US$39.74 per ADS (equivalent to HK$62.00 per Ordinary Share at the conversion rate HK$7.8=US$1)
Validity period of the share options	:	From September 1, 2021 to August 31, 2031

At the same time, HUTCHMED also granted three employees of the Group with non-performance LTIP Awards, and 119 employees of the Group with performance-related LTIP Awards.

None of the grantees is a director, chief executive nor substantial shareholder of the Company, or an associate (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of any of them.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,400 personnel has advanced eleven cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on HKEX.  HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500